UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MVB Financial Corp.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

553810102

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553810102                                             13G                                                         Page 2 of 5 Pages

1	Names of Reporting Persons Cline Trust Company LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
		6	Shared Voting Power 0
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.0%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 553810102                                             13G                                                         Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer:  MVB Financial Corp. (the “Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:  MVB Financial Corp., 301 Virginia Avenue, Fairmont, West Virginia 26554-2777

Item 2.

(a)

Name of Person Filing:  Cline Trust Company LLC

(b)

Address of Principal Business Office or, if None, Residence:  Cline Trust Company LLC, 3801 PGA Blvd, Suite 901, Palm Beach Gardens, FL 33410

(c)

Citizenship or Place of Incorporation:  See Item 4 of the attached cover page

(d)

Title and Class of Securities:  Common Stock, par value $1.00 per share (“Common Stock”)

(e)

CUSIP No.:  553810102

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.

Ownership.

(a)

Amount Beneficially Owned:  0 shares of Common Stock

(b)

Percent of Class:  0.0%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:  0

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  0

(iv)

Shared power to dispose or to direct the disposition of:  0

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

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Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2019

CLINE TRUST COMPANY LLC

By:	/s/ Lesslie Ray
Name: Lesslie Ray Title: Manager